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                             Rodman & Renshaw, Inc.
                                 1250 Broadway
                                   14th Floor
                               New York, NY 10001
                                Tel 212/465-8220
                                Fax 212/760-1080

December 10, 2002

Special Committee of Independent Directors of
Disc Graphics, Inc.
10 Gilpin Avenue
Hauppauge, NY 11788

Dear Gentlemen:

         We understand that Disc Graphics, Inc. ("Disc" or the "Company") and certain members of management and directors of the Company (the "Management Group") intend, pursuant to an agreement and plan of merger (the "Agreement") and subject to approval by Disc's shareholders, to undertake the following: (i) the Management Group would found a new company (the "Acquiror"), to be 100% owned by the Management Group, (ii) the Management Group would contribute all outstanding shares of common stock of the Company (the "Common Shares") owned by the members of the Management Group to the Acquiror, which will then be merged into the Company (the "Merger") and (iii) all Common Shares, other than those held by shareholders electing to pursue appraisal rights, will be converted to the right to receive $1.82 per share in cash (the "Consideration"), except for Common Shares owned by the Company as treasury stock, the Management Group, or the Acquiror, which shares will be cancelled. The above events, taken together, are referred to as the "Translation." Further, we understand that the Management Group beneficially owns approximately 47% of the Company's currently outstanding Common Shares.

         You have asked for our opinion, as investment bankers, as to whether the sum of $1.82 per share is fair to the Company's shareholders, excluding the Management Group, from a financial point of view.

         Rodman & Renshaw, Inc., as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee of Independent Directors (the "Special Committee') of the Board of Directors (the "Board") of Disc in connection with the Transaction and have received fees for financial advisory services upon execution of our financial advisory engagement with the


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Disc Graphics, Inc.
December 10, 2002
Page 2

Company and will receive additional fees for our financial advisory services upon the delivery of this opinion.

         In arriving at the opinion set forth below, with respect to the Company, we have, among other things: (a) reviewed certain publicly available historical business and financial information relating to the Company which we deemed to be relevant; (b) reviewed, from a financial point of view, the Agreement; (c) reviewed certain publicly available financial and operating data relating to the Company's business and prospects, which historical information and data the senior management of Disc has represented to us fairly represents the financial condition and operating results of the Company as of the dates presented; (d) discussed certain financial information and the business and prospects of the Company with Disc's senior management; (e) reviewed the reported historical and recent market prices and trading volumes of the Common Shares; (f) reviewed the Company's financial projections as supplied by the Company's management; (g) compared the financial, operating and stock price performance of Disc with certain other companies deemed comparable; (h) reviewed the financial terms, to the extent publicly available, of certain other acquisition transactions deemed comparable; and (i) made such other analyses and examinations as we deemed necessary or appropriate. We also have taken into account our assessment of economic, market and financial conditions generally and within the industry in which Disc is engaged.

         In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Disc or obtained by us from other sources, and we have relied upon the representations of senior management of the Company that they are unaware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Disc nor have we been furnished with any such appraisals. In addition, we have relied on representations from senior management of Disc (a) that the distribution to be made to each holder of Common Shares of Disc will be made as promptly after closing as is practicable; and (b) that the Common Shares of Disc will continue to be traded in the over-the-counter market until such distribution. With respect to our discussions pertaining to future prospects and our analysis of the available financial forecasts of the Company which we have reviewed, we have relied on the representations of the senior management of Disc that such available forecasts are reasonable, reflect the best currently available estimates and judgments of senior management of Disc as to the future financial position of the Company and that: (a) as to the respective forecasts, they are unaware of any facts that would make such information incomplete, in any material respect, or misleading; and (b) there have been no material developments in the business (financial or otherwise) or prospects of the Company, since September 30, 2002.

         Our opinion is necessarily based on economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion that may


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Disc Graphics, Inc.
December 10, 2002
Page 3

come or be brought to our attention after the date of this opinion. In the performance of our financial advisory services, we were not engaged to solicit, and did not solicit, interest from any party with respect to the acquisition of Disc or any of its assets. No limitations were imposed upon us by Disc with respect to the investigations to be made or procedures to be followed by us in rendering our opinion.

         The opinion expressed herein does not constitute a recommendation as to any action the Special Committee, the Board or any shareholder of Disc should take in connection with the Transaction. Further, we express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction, including, without limitation, the tax consequences thereof.

         It is understood that this letter is for the information of the Special Committee and the Board in connection with its evaluation of the fairness, from a financial point of view, as of the date hereof, of the distribution to be made to the holders of Disc Common Shares pursuant to the Transaction and for inclusion in the merger proxy as required by regulation. Without limiting the foregoing, in rendering this opinion, we have not been engaged to act as an agent or fiduciary for the Company's common shareholders or any other third party.

         Based on and subject to the foregoing, we are of the opinion that the sum of $1.82 per share, is fair to the Company's shareholders, excluding the Management Group, from a financial point of view.



                                               Very truly Yours,

                                               RODMAN & RENSHAW, INC.



                                               By: /s/ John J. Borer, III
                                                   ------------------------
                                                   John J. Borer, III
                                                   Senior Managing Director